# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VAIL RESORTS INC, CIK 0000812011
CUSIP: 91879Q109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 390 Interlocken Crescent, Broomfield, Colorado (CO), 80021
Date of event which requires filing of this statement: 09/25/2026
Amends the filing with accession number 0000902664-26-003832
Filed by CIK 0001317904
Persons authorized to receive notices and communications: Oasis Management Company Ltd., c/o Oasis Management (Hong Kong), 25/F, LHT Tower, 31 Queen's Road Central, Central, Hong Kong (K3), 00000, (852) 2847-7708; Ele Klein, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Oasis Management Co Ltd. (CIK 0001317904): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,222,085; sole dispositive power 0; shared dispositive power 3,222,085; aggregate amount beneficially owned 3,222,085 (9% of the class)
- Seth Fischer: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Germany (2M); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,222,085; sole dispositive power 0; shared dispositive power 3,222,085; aggregate amount beneficially owned 3,222,085 (9% of the class)
- Robert Chapek: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- M. Ashton Hudson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,350; shared voting power 0; sole dispositive power 1,350; shared dispositive power 0; aggregate amount beneficially owned 1,350 (0% of the class)
- Bryce Roberts: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Picabo Street: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: VAIL RESORTS INC
Address of issuer's principal executive offices: 390 Interlocken Crescent, Broomfield, Colorado (CO), 80021
Comment: This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 16, 2026 (the "Original Schedule 13D," and the Original Schedule 13D as amended, the "Schedule 13D"), with respect to the Common Stock of the Issuer. This Amendment No. 2 amends and restates Items 3 and 5(a) - (c) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The shares of Common Stock held by the Oasis Fund reported herein were purchased with the working capital of the Oasis Fund in open market transactions. A total of approximately $456 million (excluding commissions) was paid to acquire the shares of Common Stock held by the Oasis Fund.

The shares of Common Stock held by the Oasis Fund are held in commingled margin accounts, which may extend margin credit from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock held by the Oasis Fund.

The 1,350 shares of Common Stock held by Mr. Hudson were purchased with his personal funds in open market transactions for an aggregate purchase price of approximately $0.2 million (excluding commissions).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 35,635,298 shares of Common Stock outstanding as of September 23, 2026, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended July 31, 2026, filed with the SEC on September 28, 2026.

The Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Act, and the "group" may be deemed to beneficially own an aggregate of 3,223,435 shares of Common Stock, representing approximately 9.0% of the outstanding shares of Common Stock. Each of the Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: All information concerning transactions in the Common Stock since the filing of Amendment No. 1 is set forth in Schedule B hereto and is incorporated by reference herein.

## Signatures
- Oasis Management Co Ltd.: By: /s/ Phillip Meyer, Phillip Meyer, Director (09/29/2026)
- Seth Fischer: /s/ Seth Fischer, Seth Fischer, individually (09/29/2026)
- Robert Chapek: /s/ Robert Chapek, Robert Chapek, individually (09/29/2026)
- M. Ashton Hudson: /s/ M. Ashton Hudson, M. Ashton Hudson, individually (09/29/2026)
- Bryce Roberts: /s/ Bryce Roberts, Bryce Roberts, individually (09/29/2026)
- Picabo Street: /s/ Picabo Street, Picabo Street, individually (09/29/2026)